BERLINER COMMUNICATIONS, INC.
20 Bushes Lane
Elmwood Park, NJ 07407
December 11, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Larry Spirgel

RE:	BERLINER COMMUNICATIONS, INC. FORM S-1 (REGISTRATION NO. 333-135779) FORM RW-APPLICATION FOR WITHDRAWAL
Ladies and Gentlemen:
     Berliner Communications, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1 (Registration No. 333-135779), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2006.
     The Registrant is requesting that the SEC withdraw the Registration Statement due to the request for withdrawal of the Registration Statement by the distributing shareholder for which the Registration Statement was filed. None of the Registrant’s securities were sold pursuant to the Registration Statement.
     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (201) 794-8974 and via mail at 20 Bushes Lane, Elmwood Park, NJ 07407 and to Quentin Faust of Andrews Kurth LLP, via facsimile at (214) 659-4828 and via mail at Andrews Kurth LLP, 1717 Main Street, Suite 3700, Dallas, Texas 75201.
     If you have questions regarding the foregoing application for withdrawal, please call Quentin Faust at Andrews Kurth LLP, outside counsel to the Registrant, at (214) 659-4589.

Sincerely,

BERLINER COMMUNICATIONS, INC.

By:	/s/ Richard Berliner

Name: Richard Berliner
Title: Chief Executive Officer